October 15, 2018

Rick Pauls
Chief Executive Officer
DiaMedica Therapeutics Inc.
2 Carlson Parkway, Suite 260
Minneapolis, MN 55447

       Re: DiaMedica Therapeutics Inc.
           Amendment No. 1 to Draft Registration Statement on Form 10 Submitted September 17, 2018
           CIK No. 0001401040

Dear Mr. Pauls:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Form 10 submitted September 17, 2018

Item 1. Business
Overview, page 1

1. We note your disclosure on page 24 that you have not yet filed an IND to initiate a clinical trial for DM199 in the United States. Please revise the Overview section to disclose this fact. In addition, where appropriate, please disclose the locations of your clinical trials and the foreign jurisdictions from which you have received approval to initiate
 Rick Pauls
FirstName LastNameRick Pauls
DiaMedica Therapeutics Inc.
Comapany NameDiaMedica Therapeutics Inc.
October 15, 2018
October 15, 2018 Page 2
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FirstName LastName
         clinical trials. To the extent you plan to submit DM199 for marketing approval in
         Australia, please also revise the Regulatory Approval section to describe the Australian drug approval process.
Acute Ischemic Stroke, page 3

2. Please explain the basis for your belief that the annual market opportunity for DM199 could be over $20 billion. Your response should include your material assumptions underlying this prediction. In addition, please revise your disclosure to clarify whether you are referring to the market opportunity for DM199 for the treatment of acute ischemic stroke.
DM199 Clinical Studies, page 11

3. Please revise your disclosure regarding the clinical studies of DM199 you have conducted to date to provide information, to the extent available, regarding the dosages studied, the primary and secondary endpoints, any adverse events and any other resulting objective data.
4. We note your disclosure on page 24 that you have been unable to obtain the complete study records for the two clinical studies in patients with Type 2 diabetes and that this may delay your ability to obtain the acceptance of an investigational new drug application. Please revise your disclosure to provide additional information about these studies, including to which indication these studies relate, what phase of development these clinical studies were intended to be, what the primary and secondary endpoints were and whether the results are needed to proceed in the development of the drug.
5. Regarding the trial in which secondary efficacy endpoints were not met, please revise to clarify the basis for your belief that this was the result of serious execution errors by the contract research organization conducting the trial.
Intellectual Property, page 17

6. We note your disclosure on page 18 that you exclusively license patents from your manufacturing partner for the production of DM199 or any human KLK1 protein. Please disclose the material terms of this license agreement and file it as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item
         601(b)(10) of Regulation S-K.
Item 2. Financial Information
Commitments and Contingencies, page 50

7. We note that you are party to a research, development and license agreement under which you are required to make milestone and royalty payments. Please expand your disclosure to describe the material terms of this agreement, including the counter-party, the rights and obligations of each party, the royalty term and term and termination provisions. In
 Rick Pauls
DiaMedica Therapeutics Inc.
October 15, 2018
Page 3
      addition, please file the agreement as an exhibit to the registration statement, or tell us why you do not believe this is required. See Item 601(b)(10) of Regulation S-K.
Item 8. Legal Proceedings, page 63

8. Please disclose the information required under Regulation S-K Item 103 with respect to the litigation referenced on page 24, or tell us why you do not believe it is required. We note your disclosure that failure to obtain the reports from the study that is the subject of the litigation could result in delay or prevention of clinical development or regulatory approval of your lead candidate, DM199.
        You may contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                              Sincerely,
FirstName LastNameRick Pauls
                                                              Division of
Corporation Finance
Comapany NameDiaMedica Therapeutics Inc.
                                                              Office of
Healthcare & Insurance
October 15, 2018 Page 3
cc:       Amy E. Culbert, Esq.
FirstName LastName